

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2016

Fintech Telecom, LLC
Julio R. Rodriguez, Jr.
Chief Operating Officer
375 Park Avenue, 38th Floor
New York, NY 10152

> **Re: Telecom Argentina S.A.**
> **Schedule TO-T/13E-3**
> **Filed July 22, 2016 by Fintech Telecom, LLC**
> **File No. 005-49901**

Dear Mr. Rodriguez:

We have reviewed the above filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending the filing, by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to the filing person's facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing your response and any amendments to the filing and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the Offer to Purchase.

Joint Schedule TO-T and Schedule 13E-3

General

1. We believe Fintech Advisory, Inc. and David Martinez should be included as filers on the Schedule 13E-3. We note that FAI controls Bidder and David Martinez controls FAI and FTL. Please revise to include these parties as filers and to provide all of the required disclosure as to each.

2. Please note that each filing person must comply individually with the filing, dissemination, disclosure and signature requirements of Schedule 13E-3. Please include all of the information required by Schedule 13E-3 and its instructions for all filing persons added in response to the preceding comment. For example, please provide the

information required by Instruction 3 to Item 1013 of Regulation M-A for each filing person referenced in the preceding comment. As another example, a statement is required as to whether each filing person believes the going-private transaction to be fair to unaffiliated security holders and an analysis of the material factors relied upon to reach such a conclusion. Please refer to Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981). To the extent applicable, the affiliates may adopt the analyses and conclusions of another filing party on the Schedule 13E-3.

3. Revise and update the filing to include the information included in the Form 6-K filed on July 25, 2016.

4. Please provide the disclosure required by Item 1012(d) and (e) of Regulation M-A, or direct us to where this information appears in your filing.

5. Please provide the ratio of earnings to fixed charges required by Item 1010(a) of Regulation M-A.

Summary Term Sheet – Will I receive any Distributions with respect to the Securities tendered?, page 9

6. We note the disclosure here that the Bidder will reduce the Offer Price payable for tendered Class B Shares by the amount of any Paid Distributions or any additional Distributions during the term of the Offer. Note that we would view this as a change requiring notification to shareholders at the time the Distribution is declared, and possibly requiring an extension in the length of the Offer, depending on the number of days remaining before expiration. Please confirm your understanding in your response letter.

Introduction, page 12

7. On page 13 where you discuss the board of director's reaction to the Original Offer Price via letter to the CNV dated March 28, 2016, revise to indicate whether the board will update this recommendation.

Background of the Offer, page 14

8. We note your discussion of the revised drafts that were submitted to the CNV. Please expand your disclosure to describe how you reached the final offering price submitted to the CNV on June 22, 2016 and how the Offer Price increased significantly over the Original Offer Price.

9. Please expand this section to discuss the transactions that triggered the requirement of a mandatory tender offer under applicable CNV rules.

Plans for TEO Following the Offers, page 15

10. The fact that the Bidder and its affiliates do not plan to "squeeze out" TEO shareholders remaining after this Offer should be prominently highlighted in this document, including in the Summary section. Your revised disclosure should explain the impact of not tendering into the Offer in light of your plans to "continue operating TEO as a going concern under our control for the foreseeable future."

Position of the Bidder Regarding Fairness of the U.S. Offer, page 17

11. Please revise here and throughout the filing to conform to the requirements of Item 1014 of Regulation M-A. Item 1014 requires that the bidders state whether they reasonably believe that the Rule 13e-3 transaction, as defined in exchange Act Rule 13e-3(a), as opposed to the reference to "U.S. Offer," is fair or unfair to unaffiliated shareholders.

12. Please explain why the Offer was not structured to require approval of a "majority of the unaffiliated security holders," with a view to understanding how you can conclude that the Rule 13e-3 transaction is procedurally fair without this procedural protection. Refer to Item 1014(c) of Regulation M-A.

13. See our last comment above. We note that this section states that the Offer is procedurally fair, but the factors and analyses provided appear to address substantive and not procedural fairness. Please revise or advise.

14. We note references in this section to the valuation reports provided by BA Advisors and Columbus. Please note that if you are basing your fairness determination on the analysis and discussion of factors undertaken by others, you must expressly adopt the analysis and discussion as your own. See Question 20 of Exchange Act Release No. 17719 (April 13, 1981). Please revise to clarify whether each filing person is expressly adopting the analysis of BA Advisors and Columbus, or explain how they considered each of the factors listed in Item 1014. Note, however, that to the extent such persons did not adopt another party's discussion and analysis or such discussion and analyses do not address each of the factors listed in Item 1014, such filing person must discuss, per the preceding comment, any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant or were considered but given little weight in the context of this transaction (and why).

15. Please revise to provide a description of any material relationship with BA Advisors and Columbus in the past two years, as required by Item 1015(b)(4) of Regulation M-A.

Valuation Report of Columbus, page 20

16. The projections and forecasts provided to Columbus in assessing the fairness of the offering price should be summarized in considerable detail in the offer materials. Note

that the summary should include a meaningful discussion of the assumptions and limitations on the projections, which should be more specific than the disclosure that currently appears on page 21.

17. Refer to the limitations on reliance on the Columbus Valuation Report in the third and fourth paragraphs here. See also the last bullet point on page 20. Please revise to avoid the implication that shareholders who receive the disclosure document for the Offer cannot rely on the Report. Make conforming changes to the disclosure relating to the other valuation reports Bidder received that are referenced in the Offer to Purchase, to the extent applicable.

Valuation Report of Quantum, page 28

18. Refer to our comment above. Advise if the TEO budget plan for the years 2016-2018 included projections. If so, they should be summarized and accompanied by a discussion of the underlying assumptions and limitations on those projections.

5. Source and Amount of Funds; Certain Requirements Regarding Offer Price, page 52

19. We note your statement in the penultimate paragraph that the Offer will be funded with cash on hand and a master financing agreement. Please revise to disclose the information required by Item 7 of Schedule TO and Item 1007(d) of Regulation M-A.

20. We note that FTL's payment obligations for Class B Shares tendered in the Argentine Offer is guaranteed by Banco Macro S.A. but that this guaranty does not extend to FTL's payment obligations under the U.S. Offer. Tell us how this difference in terms, to the detriment of US holders, is consistent with the equal treatment requirement in Rule 14d-1(d)(2)(ii) which you are relying on to conduct separate U.S. and Argentine Offers here.

Certain Information about the Bidder, page 63

21. State when FTL and FAI were formed.

Financial Information of FTL, page 63

22. We note that you have included financial statements for FTL. Please clarify, as you do on page 58 for TEO, if the financial statements were prepared in accordance with US GAAP or IFRS.

23. Please tell us what consideration you have given to updating the financial statements and related disclosures to include the quarterly period ended March 31, 2016 and comparable 2015 information. Please refer to Item 13 of Schedule 13e-3 and Item 1010 of Regulation M-A.

24. Please revise the disclosure in this section to be consistent with the requirements of Item 10 of Schedule TO. In this regard, we note that you refer to the financial information as "relevant," rather than "material."

13. Conditions of the U.S. Offer, page 69

25. We note the language in the last paragraph of this section that Bidder's failure "at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right…and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time." If an event triggers a listed offer condition, and the Bidder determines to proceed with the Offer anyway, it has waived the offer condition. This may require an extension of the Offer period and/or dissemination of additional Offer materials. When an offer condition is triggered by events that occur during the offer period and before the expiration of the Offer, you should inform holders of how you intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the Bidder's understanding in your response letter.

Schedule I

Information about the directors and executive officers of FTL and certain of its affiliates, page S-1

26. Please include starting and ending dates for all entries in this section, and ensure that full five year employment histories are provided in each case. See Item 1003(c)(2) of Regulation M-A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the filing persons acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer López, Attorney Adviser at (202) 551-3792 or me at (202) 551-3263 with any questions regarding our comments.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Adam J. Brenneman, Esq. (via email)
        Cleary, Gottlieb, Steen & Hamilton LLP